UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 2, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brocade Communications Systems, Inc.

File No. 0-25601 - CF#23206

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Brocade Communications Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 25, 2009.

Based on representations by Brocade Communications Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through May 20, 2011
Exhibit 10.3	through December 31, 2010
Exhibit 10.4	through January 15, 2010
Exhibit 10.5	through December 14, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel